FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of April, 2004

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


           Form 20-F        X             Form 40-F
                        ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes                            No               X
                        ---------                     ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index

Item       Description of Item
----       -------------------

1. Convocation to Extraordinary General Meeting of Stockholders, dated April 16, 2004

2.         Public Announcement, dated April 16, 2004

                                                                        Item 1


[CEMIG LOGO]    [DOW JONES        [LATIBEX LOGO]    [LEVEL 1 BOVESPA     [CIG
                SUSTAINABILITY                      LOGO]               LISTED
                INDEXES LOGO]                                            NYSE
                                                                         LOGO]


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

              BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

                                  CONVOCATION

                                      TO

                 EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on 7 May 2004 at 10:30 a.m. local time (GMT-3), at the company's head office, Avenida Barbacena 1,200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on a proposal for dismissal of members of the company's Board, and consequent election of members of said Board, and of their substitute members, by the "multiple vote" method, pursuant to a request by the stockholder Southern Electric Brasil Participacoes Ltda.

Pursuant to Clause 3 of CVM Instruction 165 of 11 December 1991, notice is hereby given that adoption of a resolution to elect members of the Board by the "multiple vote" method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company's total voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company's By-laws, by depositing, preferably by 6 May 2004, proof of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of the company at Av. Barbacena 1,200 - 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proof of ownership at the time of the meeting.


Issued and signed by the members of the Board.

                                         Belo Horizonte, Brazil, 16 April 2004

                                                                       Item 2

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                           Brazilian listed company
                           CNPJ: 17.155.730/0001-64

                              PUBLIC ANNOUNCEMENT

The Brazilian public service utility Cemig (Companhia Energetica de Minas Gerais), with shares listed and traded on the stock exchanges of Sao Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to the best corporate governance practices, and pursuant to CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2003, that it intends to implement a securities distribution program ("the Program"), in accordance with CVM Instruction 400 of 29 December 2003. Under the Program, which will be for a maximum of 2 (two) years from the date of its filing with the CVM (the Brazilian Securities Commission), only non-convertible non-subordinated debentures, without guarantee or preference rights, may be issued, and the total volume of public offerings under the program must be less than or equal to R$ 1,500,000,000.00 (one billion and five hundred million Reais).


CEMIG's third public issue of non-convertible non-guaranteed debentures, without preference rights, in the amount of R$ 400,000,000.00 (four hundred million Reais), with maturity 120 (one hundred and twenty) months from the date of issue, will take place under the Program. The Program and Cemig's third issue of debentures are subject to the necessary corporate approvals, and approvals by the competent authorities.


                        Belo Horizonte, 16 April 2004.



                             Flavio Decat de Moura
                Chief Financial and Investor Relations Officer

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                COMPANHIA ENERGETICA DE MINAS
                                GERAIS - CEMIG



                                By:  /s/ Flavio Decat de Moura
                                     -------------------------
                                     Name:  Flavio Decat de Moura
                                     Title: Chief Financial Officer
                                     and Investor Relations Officer



Date:   April 21, 2004